SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                October 13, 2004

                                 Corus Group plc

                (Translation of Registrants' Names Into English)

                                   30 Millbank
                                 London SW1P 4WY
                                     England

                    (Address of Principal Executive Offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                              Form 20-F X Form 40-F
                                       ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

[Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.]


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

[Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.]

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                    Yes     No X
                                        ---   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_____.

                                   SIGNATURES



                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this Current Report to be signed on their behalf by the undersigned, thereunto duly authorized.

                                           Corus Group plc


Date:  October 13, 2004                    By:  /s/ Theresa Robinson
                                              ---------------------------------
                                              Mrs. T. Robinson
                                              Group Secretariat Co-ordinator

                                 Corus Group plc

                      Corus Group plc announces pricing of
                     (euro)200,000,000 7 1/2% Senior Notes


LONDON (October 13, 2004). Earlier today, Corus Group plc ("Corus") announced that it intended to offer an additional amount of approximately (euro)200 million of its 7.5% senior notes due 2011 (the "Notes") to certain eligible investors.

Corus is pleased to confirm that it has now priced the Notes. The Notes will be issued at a premium of 105.5% to their principal amount, giving an equivalent pricing to a coupon of 6.374%. The sterling equivalent proceeds of the Notes are approximately (pound)145 million.

Applications have been made to the UK Listing Authority and to the London Stock Exchange for the Notes to be admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange. The offer of the Notes is to be made pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended.

This announcement does not constitute, or form part of, an offer or solicitation of an offer to purchase or subscribe for securities, or an invitation or inducement to engage in investment activity, in the United States or any other jurisdiction. The Notes and guarantee referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States, except pursuant to an available exemption from registration. No public offering of securities is being made in the United States, the United Kingdom or any other jurisdiction.

Stabilisation/FSA

                                 Corus Group plc

                       Corus Group plc announces offer of
                     (euro)200,000,000 7 1/2% Senior Notes


LONDON (October 13, 2004). Corus Group plc ("Corus") today announces that it intends to offer an additional amount of approximately (euro)200 million of its 7.5% senior notes due 2011 (the "Notes") to certain eligible investors. This follows the successful issuance on 30 September of (euro)600 million of these senior notes.

The latest offering of Notes will have the same terms and conditions as the
(euro)600 million Notes, but will be issued at a premium, giving a lower effective coupon. The new Notes will be issued pursuant to the same indenture under which its existing (euro)600 million of 7.5% senior notes due 2011 were issued.

Corus intends to apply to the UK Listing Authority and to the London Stock Exchange for the Notes to be admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange. The offer of the Notes would be made pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended.


This announcement does not constitute, or form part of, an offer or solicitation of an offer to purchase or subscribe for securities, or an invitation or inducement to engage in investment activity, in the United States or any other jurisdiction. The Notes and guarantee referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States, except pursuant to an available exemption from registration. No public offering of securities is being made in the United States, the United Kingdom or any other jurisdiction.

Stabilisation / FSA